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February 28, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Jordan Nimitz
Tim Buchmiller

Re:	Boon Industries, Inc.
Amendment No. 1. to Registration Statement on Form 10-12G
Filed January 31, 2022
File No. 000-56325

Ladies and Gentlemen:

On behalf of our client, Boon Industries, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 4, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form 10 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 thereto with this response letter. In this letter, we have recited the Staff’s comments in italicized, bold type, followed by Company’s response.

A Pennsylvania Limited Liability Partnership

California          Colorado           Connecticut           Delaware           District of Columbia           Florida
Illinois           Minnesota           Nevada           New Jersey           New York           Pennsylvania          Texas

U.S. Securities and Exchange Commission
February 28, 2022

Interim Financial Statements
Note 7 - Preferred Stock, page F-20

1.       We have reviewed your responses to prior comments 6 and 12 and note that the Series A Preferred Stock has a stated value of $10.00 and is convertible into that number of shares of common stock equal to $10.00 divided by the closing market price of the common stock on the day of conversion. Based on this term, it appears that your outstanding Series A Preferred Stock should be classified as a liability (e.g., $70,061,360 as of September 30, 2021 and $196,409,000 as of December 31, 2020) under ASC 480-10-25-14(a). Please revise your financial statements accordingly, or explain why your accounting and presentation is appropriate.

The Company has revised the financial statements included in the Registration Statement to reflect the classification of the Company’s Series A Preferred Stock as a liability consistent with ASC 480-10-25-14(a).

2.       We note there are 7,006,136 million shares of Series A Preferred Stock outstanding as of September 30, 2021 and that your share price recently closed at $0.0027. Based on this information and the Stated Value of $10, it appears that your Series A Preferred Stock is currently convertible into 25.9 billion common shares. Since there are only approximately 307 million common shares available for issuance, please clarify your plans regarding an increase in authorization of common shares and any impact from not having shares available under authorization to fully satisfy conversion of the preferred stock.

The Company has added disclosure on pages 20, F-21 and F-43 of the Registration Statement with respect to the need to increase its available shares of authorized common stock in light of the number of shares of Series A Preferred Stock currently outstanding.

3.       Please expand your disclosures to include the conversion terms similar to your disclosure on page 21.

The Company has expanded its disclosure on page F-22 of the Registration Statement to include the conversion terms of the Series A Preferred Stock.

U.S. Securities and Exchange Commission
February 28, 2022

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc:     Justin Gonzalez